SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 9, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on May 9, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 9 May 2011
ING Group AGM adopts 2010 Annual Accounts
The Annual General Meeting (AGM) of ING Groep N.V. today adopted the 2010 Annual Accounts.
In addition, the AGM approved the reappointment of Koos Timmermans (Chief Risk Officer) as member of the Executive Board.
The AGM has appointed Sjoerd van Keulen, Joost Kuiper and Luc Vandewalle to the Supervisory Board. The AGM also reappointed Peter Elverding and Henk Breukink as members of the Supervisory Board. As announced on 15 March 2011, Jeroen van der Veer will act as the new chairman of the Supervisory Board, with effect from the close of the 2011 AGM. Claus Dieter Hoffmann has decided to retire from the Supervisory Board as of the end today’s General Meeting.
After the AGM, the Supervisory Board of ING Group consists of:

Jeroen van der Veer, Chairman	Joost Kuiper
Peter Elverding, Vice-Chairman	Aman Mehta
Tineke Bahlmann	Joan Spero
Henk Breukink	Lodewijk de Waal
Sjoerd van Keulen	Luc Vandewalle
Piet Klaver

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 541 6522	+31 20 541 5460
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 9, 2011